Exhibit 99.1

PRESS RELEASE

Cascades Inc.	Telephone: (819) 363-5100
404 Marie-Victorin Blvd., P.O.Box 30	Fax: (819) 363-5155
Kingsey Falls (Québec)
Canada J0A 1B0
www.cascades.com

Cascades intends to sell Greenfield S.A.S.

Kingsey Falls, Québec, December 3, 2007 — Cascades (CAS-TSX) has announced that discussions are currently underway with Argowiggins, a subsidiary of Sequana Capital, regarding the sale of the Greenfield S.A.S. deinking mill. Located in Chateau-Thierry in France and 100% owned by Cascades, Greenfield S.A.S. has an annual capacity of 140,000 tonnes of high-end recycled pulp.

Commenting on the talks, Mr. Alain Lemaire, President and Chief Executive Officer of Cascades, stated “The possible sale of Greenfield S.A.S. is in keeping with our strategic directions since there are few opportunities to integrate the production of this mill.”  Cascades and Argowiggins hope to conclude this agreement by the beginning of 2008. The transaction is subject to the approval of the competent regulatory bodies and to the consultation of the employees’ representatives of both companies.

Founded in 1964, Cascades produces, transforms and markets packaging and tissue products composed mainly of recycled fibres. Cascades employs close to 14 000 employees who work in more than 100 modern and flexible production units located in North -America and Europe. Cascades’ management philosophy, its more than 40 years of experience in recycling, its continued efforts in research and development are strengths which enable the company to create new products for its customers. The Cascades shares trade on the Toronto stock exchange under the ticker symbol CAS.

Certain statements in this release, including statements regarding future results and performance, are forward-looking statements (as such term is defined under the Private Securities Litigation Reform Act of 1995) based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Company’s products, increases in raw material costs, fluctuations in selling prices and adverse changes in general market and industry conditions and other factors listed in the Company’s Securities and Exchange Commission filings.

For more detailed information :

Media	Investors :
Mr. Hubert Bolduc	Mr. Marc Jasmin, C.M.A.
Vice-President, Communications and Public Affairs	Director, Investor Relations
(514) 912-3790	(514) 282-2681

Source:
Mr. Alain Lemaire
President and Chief Executive Officer
Cascades Inc.